

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Todd Ford
Chief Financial Officer
Coupa Software Inc
1855 S. Grant Street
San Mateo, CA 94402

Re: Coupa Software Inc
Form 10-K for the Year Ended January 31, 2020
Filed March 20, 2020
Form 10-Q for the Quarter Ended April 30, 2020
Filed June 8, 2020
File No. 001-37901

Dear Mr. Ford:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 31, 2020

Selected Financial Data, page 43

1. We note you include free cash flows in this table without including the comparable GAAP measure of operating cash flows. Please revise to to disclose your GAAP measures with equal or greater prominence to the non-GAAP discussion. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 48

2. You state that in order to grow your revenue, you must add new customers as well as renew existing subscriptions and increase the users and modules with such customers. Please tell us what measures management uses to monitor the renewals and expansion of your existing customers and tell us your consideration to include a discussion of such measures in future filings. In this regard, we note from your response letter dated March 25, 2016 (comment 4) that you use a retention-related metric to track the rate at which you retain and grow your customer base; however, you do not disclose that information as the metric was not calculated based on GAAP revenues. We also note your reference to dollar-based expansion rate in your earnings calls. Tell us how that metric is calculated and explain further why you believe including a discussion of this metric along with a description of how it is calculated is not appropriate in your filings. Refer Section III.B.1 of SEC Release No. 33-8350 and SEC Release No. 33-10751.

3. You discuss calculated billings and billings growth in your earnings calls. Please tell us whether billings and billings growth are metrics used in managing your business and if so, include a quantified discussion of these metrics for each period presented in future filings.

Results of Operations, page 51

4. You state that the increase in subscription revenue was due primarily to the acquisition of new customers, the sale of existing modules to existing customers and to a lesser extent, new revenues generated by acquisitions during the year. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. In addition, you should remove vague terms such as "primarily" in favor of specific quantification. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Form 10-Q for the Quarter Ended April 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 38

5. We note that your measure of adjusted free cash flow appears to exclude items that require cash settlement. In addition, the title and your reconciliation to net cash provided by operating activities suggests that this measure could be used as a liquidity measure. Please tell us what consideration you gave to the prohibition in Item 10(e)(ii)(A) of Regulation S-K regarding excluding charges that required, or will require, cash settlement from non-GAAP liquidity measures. In addition, explain how management uses this measure and why you believe it provides useful information to investors regarding your liquidity. Refer to Item 10(e)(ii)(C) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology